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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                          iEntertainment Network, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                    45838M104
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                                 (CUSIP Number)

                                             with a copy to:
Jacob Agam, Chairman of the Board            Marc S. Goldfarb
Vertical Financial Holdings                  Orida Capital USA, Inc.
c/o Vertical Capital Ltd.                    70 East 55th Street, 24th Floor
HSBC Republic Building                       New York, New York  10022
Rue du Pre                                   (212) 754-4445
St. Peter Port
Guernsey, Channel Islands GY11LU
011-44-1481-716-278
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  June 30, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (entities only):

                           Vertical Financial Holdings

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  2)    Check the Appropriate Box if a Member of a Group (See Instructions):

                                 Not Applicable

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  3)    SEC Use Only

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  4)    Source of Funds (See Instructions): WC

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  5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e):

                                 Not Applicable

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  6)    Citizenship or Place of Organization:      Switzerland
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         Number of                   7) Sole Voting Power:          3,345,649*
         Shares Beneficially            -------------------------------------
         Owned by                    8) Shared Voting Power:                0
         Each Reporting                 -------------------------------------
         Person With:                9) Sole Dispositive Power:     2,125,566**
                                        -------------------------------------
                                    10) Shared Dispositive Power:           0
                                        -------------------------------------

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  11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 3,345,649*

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  12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                 Not Applicable

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  13)   Percent of Class Represented by Amount in Row (11):     22.2%

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  14)   Type of Reporting Person (See Instructions):   CO

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*  Includes (i) 1,698,172 shares owned by Vertical Financial Holdings
("Vertical"), (ii) 427,394 shares owned by entities owned by Vertical and (iii) 1,220,083 shares owned by other persons for which Vertical possesses sole voting power.

** Includes (i) 1,698,172 shares owned by Vertical and (ii) 427,394 shares owned by entities owned by Vertical.



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CUSIP NO. 45838M104                                          Page 3 of 4 Pages


         Vertical Financial Holdings ("Vertical") hereby amends the Schedule 13D it filed with the Securities and Exchange Commission on October 15, 1999, as amended by Amendment No. 1 to the Schedule 13D it filed with the Securities and Exchange Commission on November 30, 1999 (collectively, the "Schedule 13D") relating to the shares of common stock, par value $.10 per share (the "Common Stock"), of iEntertainment Network, Inc. (formerly Interactive Magic, Inc.) (the "Company") as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  On June 30, 2000, Vertical purchased 600,000 shares of the Company's Common Stock in a private placement. Vertical paid $600,000 for the 600,000 shares of Common Stock out of its working capital.

Item 4.           Purpose of Transaction.

                  Vertical acquired such securities for investment purposes and Vertical has no plans or intentions which related to or would have resulted in any of the transactions required to be described in Item 4 of Schedule 13D.

                  Depending upon the Company's financial condition, results of operations, future prospects and other factors, Vertical may, and hereby reserves the right to, communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company, and the Company's management and its Board of Directors. Except as described above, Vertical has no plans or intentions of the type set forth in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Based upon information set forth in the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 10, 2000, as of such date, there were 15,048,430 shares of Common Stock issued and outstanding. As of the date of this filing, for the purposes of Rule 13d-3, Vertical beneficially owned an aggregate of 3,345,649 shares of Common Stock, or 22.2% of the issued and outstanding shares of Common Stock, including (i) 1,698,172 shares owned by Vertical, (ii) 427,394 shares owned by entities beneficially owned by Vertical and (iii) 1,220,084 shares owned by other persons for which Vertical has voting power pursuant to a proxy agreement.

                  Vertical has sole power to vote or to direct the vote of 3,345,649 shares of Common Stock and has sole power to dispose or to direct the disposition of 2,125,566 shares of Common Stock. Vertical does not have shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of any shares of Common Stock.

                  During the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Vertical or any person or entity controlled by Vertical or any person or entity for which Vertical possesses voting control over the securities thereof, except as described in this Schedule 13D.


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CUSIP NO. 45838M104                                          Page 4 of 4 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      July 11, 2000

                                      VERTICAL FINANCIAL HOLDINGS



                                      /s/ Jacob Agam
                                      ------------------------------------------
                                      Name:  Jacob Agam
                                      Title: Chairman of the Board and Chief
                                             Executive Officer


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).